PRESS RELEASE	FEBRUARY 10, 2025

Largo Reports Q4 and Full Year 2024 Operational and Sales Results;
Provides 2025 Outlook and Guidance

All amounts expressed are in U.S. dollars, denominated by "$".

Q4 and FY 2024 Highlights

  Quarterly V2O5 equivalent production of 1,775 tonnes (3.9 million lbs[1]) in Q4 2024 vs. 2,768 tonnes produced in Q4 2023; Decrease due to scheduled kiln and cooler maintenance

  Annual V2O5 production of 9,264 tonnes (20.4 million lbs1) in 2024 vs. 9,681 tonnes in 2023; Within the Company's 2024 annual production guidance range of 9,000 - 11,000 tonnes

  Quarterly global V2O5 recovery of 77.9% in Q4 2024 vs. 79.4% achieved in Q4 2023; Annual global V2O5 recovery of 76.4% in 2024 vs. 80.0% in 2023

  Quarterly sales of 3,033 tonnes of V2O5 equivalent (inclusive of 8 tonnes of purchased material and 1,200 tonnes related to the Company's vanadium inventory supply agreement) in Q4 2024, a 16% increase over the 2,605 tonnes in sold Q4 2023

  Annual V2O5 equivalent sales of 9,600 (inclusive of 416 tonnes of purchased material and 1,200 tonnes related to its vanadium inventory supply agreement) tonnes in 2024 vs. 10,396 tonnes in 2023; Within the Company's annual 2024 sales guidance of 8,700 - 10,700 tonnes

  Ramp up of the Company's ilmenite concentrate production remains ongoing with 10,292 tonnes produced in Q4 2024 and 44,863 tonnes produced in 2024; Quarterly ilmenite concentrate sold of 10,570 tonnes in Q4 2024 and 42,916 tonnes sold in 2024

  In 2024, Largo increased mineral reserves by 67% and mineral resources by 64%, extending the Maracás Menchen Mine's life to 31 years (the "Technical Report"), as detailed in its October 2024 Technical Report (see press release dated October 28, 2024)

Vanadium Market Update[2]

  The average benchmark price per lb of V2O5 in Europe was $5.34 in Q4 2024, a 21% decrease from the average of $6.46 seen in Q4 2023; The average benchmark price at December 31, 2024 was $5.37, a 22% decrease from the average of $6.53 at December 31, 2023

  The average benchmark price per kg of ferrovanadium in Europe was $26.10 in Q4 2024, a 2% decrease from the average of $26.62 seen in Q4 2023; The average benchmark price at December 31, 2024 was $25.38, a 13% decrease from the average of $28.70 at December 31, 2023

  Vanadium spot demand softened in Q4 2024, primarily due to weaker demand in the Chinese and European steel industries, while the U.S. steel market remained stable; Aerospace sector demand remained strong, and China's energy storage sector is expected to drive additional consumption in upcoming quarters

  In 2025, U.S. steel demand is expected to remain stable, while European and Asian steel markets face continued softness; The aerospace sector is projected to see increased demand, particularly in the second half of 2025 and China's energy storage market is expected to be a key driver of vanadium consumption as the sector continues to accelerate

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces annual production of 9,264 tonnes (20.4  million lbs¹) of vanadium pentoxide ("V₂O₅") equivalent from its Maracás Menchen Mine and sales of 9,600 tonnes of V₂O₅ equivalent in 2024, alongside ongoing efforts to enhance operational efficiencies, expand mineral resources and reserves, and reinforce its position as a reliable supplier of high purity vanadium.

Daniel Tellechea, Interim CEO of Largo, stated: "In 2024, our team remained focused on implementing operational efficiencies, cost reduction measures, and strengthening Largo's position as a reliable, western vanadium supplier. The results of our updated Technical Report marked a significant milestone for Largo, increasing our mineral reserves by 67% and mineral resources by 64%, extending the Maracás Menchen Mine's life to 31 years. While production in 2024 was impacted by lower ore grades derived from our open pit mine sequencing plans and maintenance efforts, we continue to take decisive steps to reduce costs and enhance operational efficiencies at the mine. These initiatives are designed to support future operational stability, though near-term production challenges remain as we continue to optimize operations by accelerating waste rock pre-stripping at the Maracás Menchen Mine."

He continued: "Our recent announcement regarding the formation of Storion Energy with Stryten Energy strengthens our strategic investment in vanadium-based energy storage and positions us to capitalize on the growing demand for long duration energy storage solutions. Looking ahead, our focus remains on reducing costs further, optimizing operational efficiencies, and ensuring disciplined execution of our mining plan. As we continue to implement these improvements, we expect to drive greater reliability in our operations going forward."

Maracás Menchen Mine Operational and Sales Results

	Q4 2024	Q4 2023	2024	2023

Total Mined - Dry Basis (tonnes)	3,673,416	3,490,711	13,949,665	14,864,394
Total Ore Mined (tonnes)	476,742	473,958	2,249,759	1,752,982
Ore Grade Mined - Effective Grade (%)[3]	0.49	0.82	0.63	0.81

Concentrate Produced (tonnes)	75,051	112,512	389,520	377,736
Grade of Concentrate (%)	2.73	3.01	2.90	3.08
Global Recovery (%)[4]	77.9	79.4	76.4	80.0

V2O5 produced (Flake + Powder) (tonnes)	1,775	2,768	9,264	9,681
High purity V2O5 equivalent produced (%)	26%	60%	23%	47%
V2O5 produced (equivalent pounds) [1]	3,913,200	6,102,388	20,423,599	21,342,926
Total V2O5 equivalent sold (tonnes)	3,033	2,605	9,600	10,396
Produced V2O5 equivalent sold (tonnes)	3,025	2,466	9,184	9,467
Purchased V2O5 equivalent sold (tonnes)	8	139	416	929

Ilmenite concentrate produced (tonnes)	10,292	8,970	44,863	8,970
Ilmenite concentrate sold (tonnes)	10,570	-	42,916	-

Q4 2024 and Other Updates

  V₂O₅ equivalent production in Q4 2024 was 1,775 tonnes, representing a 36% decrease from Q4 2023 (2,768 tonnes) and a 42% decrease from Q3 2024 (3,072 tonnes). Production was impacted by the scheduled shutdown in November and December for the kiln and cooler refractory maintenance, as well as a reduction in ore grade, which was expected. While the maintenance process was completed, unforeseen challenges in the refractory replacement extended the timeline, further affecting production levels in Q4 2024. The Company took corrective measures to address these issues and remains focused on optimizing the overall efficiency of the kiln moving forward.

  Total ore mined in Q4 2024 was 476,742 tonnes, aligning with the 473,958 tonnes mined in Q4 2023. The effective ore grade3 was 0.49% V₂O₅ in Q4 2024, lower than the 0.76% in Q3 2024 and 0.82% in Q4 2023. Global recoveries4 in Q4 2024 were 77.9%, down 1.9% from Q4 2023 (79.4%). Monthly global recoveries4 were 78.2% in October, 76.7% in November, and 78.1% in December.

  High purity vanadium products represented 26% of total production in Q4 2024 vs. 60% in Q4 2023.

  Ilmenite production continued its ramp-up in Q4 2024, reaching 10,292 tonnes, with 3,742 tonnes produced in October, 3,187 tonnes in November, and 3,364 tonnes in December. The Company continues to refine its processes to improve efficiency and throughput, with further optimization efforts underway as operations stabilize and quality enhancements take effect.

2025 Guidance

Tables summarizing the Company's 2025 production, sales and cost guidance are provided below. The Company expects lower V₂O₅ equivalent production in Q1 2025, impacted by heavier-than-expected rainfall in early January and a slower-than-anticipated production ramp-up following the kiln and cooler refractory maintenance in Q4 2024.

Largo remains focused on improving operational efficiencies and mitigating production challenges at the Maracás Menchen Mine. To support this, the Company continues to advance its productivity improvement initiatives, including a greater focus on mining efficiency aimed at enhancing mine fleet availability, strengthening contractor oversight, improving maintenance programs, and optimizing drilling and blasting techniques. These actions are designed to stabilize and enhance throughput in 2025 while supporting operational improvements at the Maracás Menchen Mine. However, lower ore grades and ongoing mine sequencing adjustments are expected to continue impacting production in H1 2025.

V2O5 Equivalent Production, Sales and Cash Operating Costs Excluding Royalties Guidance

	Q1		Q2		Q3		Q4		2025
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes).	1,600	2,100	2,500	3,000	2,700	3,200	2,700	3,200	9,500	11,500
Sales (tonnes)[i]	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500
Adjusted cash operating costs excluding royalties ($ / lb V2O5 sold)ii	4.50	5.50	4.00	5.00	4.00	5.00	4.50	5.50	4.50	5.50

i. The annual 2025 sales guidance does not include purchased material, or any sold material related to the Company's previously announced vanadium inventory supply agreement.

ii. Adjusted cash operating costs per pound excluding royalties is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

Ilmenite Concentrate Production and Sales Guidance

	2025
	Low	High
Production (tonnes)	25,000	35,000
Sales (tonnes)	20,000	30,000

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Technical Disclosure

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Emerson Ricardo Re, BSc, MSc, MBA, MAusIMM (CP) and Registered Member (Chilean Mining Commission), of HCM Consultoria Geologica Eireli, Geology Advisor to the Company, a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management's current expectations and plans relating to the Company's 2024 guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company's anticipated 2024 guidance has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Non-GAAP[5] Measures

The Company uses certain non-GAAP financial performance measures in this press release, which are described in the following section.

Adjusted Cash Operating Costs Excluding Royalties

The Company's press release refers to adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Fastmarkets Metal Bulletin.

3 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

4 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

5 GAAP - Generally Accepted Accounting Principles